BGIN BLOCKCHAIN LIMITED

September 29, 2025

Via EDGAR

Division of Corporation Finance

Office of Crypto Assets

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	John Dana Brown
Sandra Hunter Berkheimer

Re:	BGIN BLOCKCHAIN LIMITED
Registration Statement on Form F-1, as amended
Initially Filed on February 21, 2025
File No. 333-285108

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, BGIN BLOCKCHAIN LIMITED hereby requests that the effectiveness of the above-referenced Registration Statement on Form F-1, as amended, be accelerated to and that the Registration Statement become effective at 4:00 p.m., Eastern Time, on September 30, 2025, or as soon thereafter as practicable.

Very truly yours,

BGIN BLOCKCHAIN LIMITED

By:	/s/ Qingfeng Wu
	Name:	Qingfeng Wu
	Title:	Chief Executive Officer